EXHIBIT 3.1

ARTICLES OF AMENDMENT TO

ARTICLES OF INCORPORATION

OF

COMMUNICATIONS SYSTEMS, INC.

The undersigned, an officer of Communications Systems, Inc., a Minnesota corporation, (the “Corporation”) hereby certifies that:

1.	The following Amendment to Article V of the Articles of Incorporation of the Corporation was adopted by the Board of Directors of the Corporation and by the shareholders of the Corporation pursuant to and in accordance with Minnesota Statutes, Chapter 302A.

2.	Article V of the Corporation’s Articles of Incorporation shall be deleted in its entirety and replaced with the following effective at 5:00 p.m. Central Time on March 18, 2022 (the “Effective Time”):

ARTICLE V

Capital Stock

The authorized capital stock of this corporation shall be Seven Million Five Hundred Thousand (7,500,000) shares of Common Stock of the par value of five cents ($.05) per share (the “Common Stock”) and Three Million (3,000,000) shares of Preferred Stock of the par value of One Dollar ($1.00) per share (the “Preferred Stock”).

The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of the shares of each class of stock shall be as follows:

SECTION 1. Preferred Stock. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions hereof and the limitations prescribed by law, the Board of Directors is expressly authorized, by adopting resolutions providing for the issuance of shares of any particular series and, if and to the extent from time to time required by law, by filing with the Minnesota Secretary of State a statement with respect to the adoption of the resolutions pursuant to the Minnesota Business Corporation Act (or other law hereafter in effect relating to the same or substantially similar subject matter), to establish the number of shares to be included in each such series and to fix the designation and relative powers, preferences and rights and the qualifications and limitations or restrictions thereof relating to the shares of each such series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a)       the distinctive serial designation of such series and the number of shares constituting such series, provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed Three Million (3,000,000);

(b)       the annual dividend rate on shares of such series, if any, whether dividends shall be cumulative and, if so, from which date or dates;

(c)       whether the shares of such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(d)       the obligation, if any, of the corporation to retire shares of such series pursuant to a sinking fund;

(e)       whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(f)       whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(g)       the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation; and

(h)       any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such series.

The shares of Preferred Stock of any one series shall be identical with each other in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

SECTION 2. Common Stock. Subject to all of the rights of the Preferred Stock, and except as may be expressly provided with respect to the Preferred stock herein, by law or by the Board of Directors pursuant to this Article V:

(a)       dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the corporation legally available for the payment of dividends;

(b)       the holders of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters requiring stockholder action, each share being entitled to one vote; and

(c)       upon the voluntary or involuntary liquidation, dissolution or winding up of the corporation, the net assets of the corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective share ownership.

3.	The amendment set forth above concerns a 1-for-4 reverse split of the common stock of the Corporation. Such combination is being effected as follows:

A.       at the Effective Time, every four (4) shares of common stock then outstanding will be combined into one (1) share of common stock of the Corporation;

B.       at the Effective Time, each certificate representing shares of the authorized but unissued capital stock of the Corporation or book entries for the same recorded by the Corporation’s transfer agent and registrar will be deemed to represent one-fourth (1/4) of the number of shares held of record by such shareholder of record as of the Effective Time; and

C.       in lieu of the issuance of any fractional share may arise as a result of the foregoing combination, such holder of common stock of record at the Effective Time shall receive a cash payment, without interest, in lieu thereof in an amount equal to the fraction to which such shareholder would otherwise be entitled multiplied by the closing price of the common stock on the Nasdaq Stock Market on the date that includes the Effective Time; provided, however, holders of certificated shares must first surrender the certificates representing such pre-split shares.

IN WITNESS WHEREOF, I have hereunto set my hand on March 18, 2022.

COMMUNICATIONS SYSTEMS, INC.

By /s/ Mark D. Fandrich

Mark D. Fandrich

Chief Financial Officer